UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

Or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number: 1-8504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIFIRST CORPORATION PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, MA 01887

REQUIRED INFORMATION

A. Financial Statements: Audited financial statements of UniFirst Corporation Profit Sharing Plan.

1. Independent Auditors' Report
2. Statement of Net Assets Available for Benefits
3. Statement of Changes in Net Assets Available for Benefits
4. Notes to Financial Statements
5. Supplementary Information:

   Schedule I - Schedule of Assets Held for Investment Purposes

B. Exhibits:

1. Consent of Belanger & Company, P.C., Independent Public Accountants.

Belanger & Company, P.C.

A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

INDEPENDENT AUDITORS' REPORT

To the Trustees
UniFirst Corporation Profit Sharing Plan

We were engaged to audit the accompanying statement of net assets available for benefits of the UniFirst Corporation Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the supplementary schedule of assets held for investment purposes as of December 31, 2004. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Merrill Lynch, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certifications from the trustee as of and for the year ended December 31, 2004, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with U.S. generally accepted auditing standards, and in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Belanger & Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

May 4, 2005
Chelmsford, Massachusetts

UniFirst Corporation Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Assets:		
Investments (Note 5)	$ 127,649,988	$ 111,605,782
Receivables:		
Employer contribution	3,700,027	3,244,237
Other	22,619	240,128
Total receivables	3,722,646	3,484,365
Total assets	131,372,634	115,090,147
Liabilities:		
Accounts payable	155,997	41,308
Accrued expenses	2,280	2,360
Total liabilities	158,277	43,668
Net assets available for benefits	$ 131,214,357	$ 115,046,479

See accompanying notes to the financial statements.

UniFirst Corporation Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2004
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (Note 3)	$	5,922,206
Interest		357,400
Dividends		5,108,200
Other		3,431
		11,391,237
Contributions:		
Participant		10,009,231
Employer		7,235,289
		17,244,520
Total additions		28,635,757
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		12,423,599
Administrative expenses (Note 4)		44,280
Total deductions		12,467,879
Net increase		16,167,878
Net assets available for benefits:		
Beginning of year		115,046,479
End of year	$	131,214,357

See accompanying notes to the financial statements.

(1) PLAN DESCRIPTION

(a) General Provisions

UniFirst Corporation Profit Sharing Plan (the Plan) is available to all full and part-time employees of UniFirst Corporation, UniFirst Holdings, L.P., UniTech Services Group, Inc. and UniFirst-First Aid Corporation who are not covered under a collective bargaining agreement. Non U.S. employees of certain direct and indirect foreign subsidiaries do not participate. Employees become eligible to participate in the Plan on the 91st day following their first hour of service.

(b) Plan Administration

Trustees are appointed by the Board of Directors of the UniFirst Corporation. The Trustee of the Participant-Directed Trust is Merrill Lynch Trust Company of America.

(c) Employer Contribution

UniFirst Corporation provides for a Company matching contribution on the first 5% of compensation an employee elects to contribute. The Company matches 100% of members' 401(k) deferrals for the first 3% of the compensation they contribute and 50% of the next 2% contributed.

The Company may elect to make a discretionary profit sharing contribution to the Plan as determined annually by the Board of Directors of UniFirst Corporation, but may not exceed the maximum allowable under the Internal Revenue Code (IRC).

(d) Member Contributions

Member contributions through compensation reduction are allowed. The amount of compensation reduction is subject to certain limits in effect under the IRC.

(e) Members' Accounts and Vesting

Members' non-Section 401(k) account balances become 100% vested after the fifth year of service. In the event of death, retirement or permanent disability, any member's account becomes fully vested. Members' Section 401(k) balances and the company's matching contribution vest immediately.

Annual employer contributions and forfeitures of unvested amounts from terminating members are allocated to members' account balances based on members' covered compensation. Income from investments, realized gains and losses, and unrealized market appreciation or depreciation of investments are allocated to members' account balances based on the amount of the individual members' balances during the Plan year.

(f) Investment Options

The Plan permits participants to self-direct the investments of their individual investment accounts. This is composed of all of their 401(k) employee contribution account, the corresponding company match, the employer contribution and forfeiture account, all of their rollover accounts (if any) and related investment gains and losses. Participants can select among thirteen different investment funds, three Merrill Lynch GoalManager™ Model Portfolios and UniFirst Corporation Common Stock. A brief description of the investment objective of each investment option offered to participants follows:

Merrill Lynch Retirement Preservation Trust

This is a collective trust, which seeks to provide preservation of participants' investments, liquidity and current income at levels that are typically higher than those provided by money market funds.

PIMCO Total Return Fund (Class A Shares)

This Fund seeks maximum total return, consistent with preservation of capital and prudent investment management, by investing normally at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

Merrill Lynch U.S. Government Mortgage Fund (Class I Shares)

This Fund's investment objective is to seek high current return through investments in U.S. government securities and U.S. government agency securities, including Government National Mortgage Association ("GNMA") mortgage backed certificates and other mortgage backed government securities.

Merrill Lynch Global Allocation Fund, Inc. (Class I Shares)

This Fund seeks high total investment return through a fully managed investment policy utilizing United States and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets, in response to changing market and economic trends.

Davis New York Venture Fund (Class A Shares)

This Fund seeks long term growth of capital.

Massachusetts Investors Growth Fund (Class A Shares)

This Fund's objective is to provide long-term growth of capital and future income rather than current income. The Fund substantially invests all of its assets in common stocks and securities convertible into common stocks of companies believed to offer better than average prospects for long-term growth.

Merrill Lynch Basic Value Fund, Inc. (Class I Shares)

This Fund seeks capital appreciation, and, secondarily, income, by investing in securities, primarily equities, believed by Fund management to be undervalued.

Merrill Lynch Equity Index Trust

This is a collective trust which seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index.

State Street Research Emerging Growth Fund (Class A Shares)

This Fund seeks to provide growth of capital. The Fund ordinarily invests at least 65% of its total assets in emerging growth companies, with emphasis on small size companies.

Merrill Lynch Value Opportunities Fund, Inc. (Class I Shares)
(formerly Merrill Lynch Small Cap Value Fund, Inc.)

This Fund seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stock, of relatively small companies that management of the Fund believes have special investment value and emerging-growth companies regardless of size.

Hotchkis & Wiley Small Cap Value Fund (Class A Shares)

This fund seeks capital appreciation. The Fund invests at least 80% of its total assets primarily in common stocks of U.S. companies with market capitalizations of $ 3 billion or less.

Templeton Foreign Fund (Class A Shares)

This Fund seeks long-term capital growth. The Fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

American Funds EuroPacific Growth Fund (Class R3 Shares)

This Fund seeks to provide long-term capital growth by investing at least 80% of its net assets in stocks of companies located in Europe and the Pacific Basin.

GoalManager Model Portfolios

GoalManager Model Portfolios combine select investment options from the available investment options in the Plan. Each Portfolio has its own objective and investment mix that takes into account individual retirement goals and risks.

There are three GoalManager Model Portfolios available in the Plan. Following is the break down of the funds that make up the respective GoalManager Model Portfolios:

Conservative Model	
Merrill Lynch Retirement Preservation Trust	30%
Merrill Lynch U.S. Government Mortgage Fund	25%
PIMCO Total Return Fund	25%
Merrill Lynch Basic Value Fund	6%
MFS Massachusetts Investors Growth Fund	4%
Hotchkis & Wiley Small Cap Value Fund	5%
Templeton Foreign Fund	3%
American EuroPacific Fund	2%
Moderate Model	
Merrill Lynch Retirement Preservation Trust	10%
Merrill Lynch U.S. Government Mortgage Fund	14%
PIMCO Total Return Fund	16%
Merrill Lynch Basic Value Fund	16%
MFS Massachusetts Investors Growth Fund	14%
State Street Research Emerging Growth Fund	6%
Hotchkis & Wiley Small Cap Value Fund	9%
Templeton Foreign Fund	8%
American EuroPacific Fund	7%
Aggressive Model	
PIMCO Total Return Fund	5%
Merrill Lynch Basic Value Fund	20%
MFS Massachusetts Investors Growth Fund	25%
State Street Research Emerging Growth Fund	12%
Hotchkis & Wiley Small Cap Value Fund	13%
Templeton Foreign Fund	14%
American EuroPacific Fund	11%

UniFirst Corporation Common Stock

Funds are invested in Company common stock, which is listed on the New York Stock Exchange. This option is a single investment and not a diversified fund, so it generally carries more risk than the other investment choices.

(g) **Payment of Benefits**

On retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions.

(h) **Loans to Plan Members**

The Plan allows loans to members up to the lesser of the following amounts: (i) 50% of the member's total vested account balance; (ii) 100% of the member's balance in the Participant-Directed Trust; (iii) $50,000 minus the participant's highest Plan loan balance in the previous 12 months; (iv) the amount of loan which the Trustees determine can be reasonably paid from a participant's wages.

(i) **Termination of Plan**

In the event of termination of the Plan, the members and beneficiaries of deceased members shall have a fully vested interest in the amount credited to their respective accounts at the time of such termination.

(j) **Forfeitures**

At December 31, 2004 forfeited non-vested accounts totaled $697,519. These accounts will be allocated to participants in the future. Forfeitures allocated to participants for 2004 totaled $507,391.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **Basis of Accounting**

The accompanying financial statements are prepared using the accrual basis of accounting with all assets of the Plan stated at fair market value.

(b) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c) **Federal Income Taxes**

On May 20, 2003, the Internal Revenue Service issued a favorable determination letter that the Plan, as restated, qualifies under the provisions of Section 401 of the IRC and that the Trust, which holds Plan assets, continues to be qualified for exempt status under code Section 501(a). Additionally, management believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

Due to the qualified status of the Plan and its related Trust under Code Sections 401 and 501 respectively, members of the Plan are not taxed currently when amounts, including employer contributions, member salary deferrals, forfeitures from non-vested members, and investment gains, are allocated to their Plan accounts. Similarly, realized investment gains of Plan assets are not taxable to the Trust. Members who receive distributions are subject to special tax treatment on distributions pursuant to Code Sections 72 and 401.

(d) **Administrative Expenses**

It is the current policy of UniFirst Corporation to assume certain administrative costs of the Plan.

(e) **Valuation of Investments**

Investment of the Plan in UniFirst Corporation common stock is stated at market, market being the last sale price on December 31 as reported on the New York Stock Exchange. Investments in mutual funds are valued at the net asset value of shares held by the Plan as of December 31. Participant loans are valued at cost, which approximates fair value.

The change in the difference between fair value and historical cost basis of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation (depreciation) in fair value of investments.

(3) INVESTMENTS

The fair market value of individual investments that represents 5% or more of the Plan's net assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Merrill Lynch Retirement Preservation Trust	$ 21,151,363	$ 19,443,264
Hotchkis & Wiley Small Cap Value Fund	7,201,829	-
Merrill Lynch U.S. Government Mortgage Fund	12,855,473	11,944,063
Merrill Lynch Global Allocation Fund, Inc.	13,181,130	12,233,309
Massachusetts Investors Growth Fund	8,249,177	-
Merrill Lynch Basic Value Fund, Inc.	22,232,772	20,354,907
Merrill Lynch Value Opportunities Fund, Inc.	10,084,865	9,053,224
PIMCO Total Return Fund	7,836,179	6,986,039
Loan Fund	6,206,097	5,648,566

During the year ended December 31, 2004, the Plan's investments, including investments bought, sold and held during the year, increased in value as follows:

UniFirst Corporation Common Stock	$ 683,748
Mutual Funds	5,238,458
	$ 5,922,206

(4) RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $44,280 for the year ended December 31, 2004.

(5) INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by the trustee:

	December 31, 2004
Investments, at fair value:	
Mutual funds	$116,853,271
UniFirst Corporation common stock	4,590,620
Participant loans	6,206,097
Investment income	11,278,842

UNIFIRST CORPORATION PROFIT SHARING PLAN

Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 2004
Plan #001
EIN - 04-2103460

	Number of Shares	Fair Market Value
UniFirst Corporation Common Stock*	162,327	$ 4,590,620
Common/Collective trusts:		
Merrill Lynch Retirement Preservation Trust*	21,151,363	21,151,363
Merrill Lynch Equity Index Trust*	11,718	1,041,689
Total Common/Collective trusts		22,193,052
Mutual funds:		
Merrill Lynch U.S. Government Mortgage Fund (Class I Shares)*	1,251,750	12,855,473
Merrill Lynch Global Allocation Fund, Inc. (Class I Shares)*	798,373	13,181,130
Merrill Lynch Basic Value Fund, Inc. (Class I Shares)*	698,704	22,232,772
Merrill Lynch Value Opportunities Fund, Inc. (Class I Shares)*	368,734	10,084,865
Davis New York Venture Fund (Class A Shares)	76,786	2,356,552
PIMCO Total Return Fund (Class A Shares)	734,412	7,836,179
American EuroPacific Growth Fund (Class R3 Shares)	94,139	3,319,325
State Street Research Emerging Growth Fund (Class A Shares)	216,331	2,935,605
Templeton Foreign Fund (Class A Shares)	345,842	4,253,860
Massachusetts Investors Growth Fund (Class A Shares)	667,409	8,249,177
Hotchkis & Wiley Small Cap Value Fund (Class A Shares)	142,020	7,201,829
Total Mutual funds		94,506,767
Member loans (interest rates ranging from 5.25% to 11%)*		6,206,097
Cash		153,452
Total investments		$ 127,649,988

**Represents a Party-in-interest*

See accompanying notes to financial statements.

This schedule does not disclose the historical cost of the Plan's assets held by the investment manager because all funds are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIFIRST CORPORATION PROFIT SHARING PLAN

Date: June 16, 2005

By: ______________________
Ronald D. Croatti, Trustee

By: ______________________
John B. Bartlett, Trustee

Belanger&Company, P.C.
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 4, 2005 on our audits of the financial statements of the Unifirst Corporation Profit Sharing Plan as of December 31, 2004 and 2003, which report is included in this Form 11-K, into the Company's previously filed Registration Statement, on Form S-8, File No. 33-60781.

Belanger + Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 16, 2005